As filed with the Securities and Exchange Commission on December 23, 2003

Registration No. 333-110304

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

TIBCO SOFTWARE INC.

(Exact name of Registrant as specified in its charter)

Delaware	77-0449727
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3303 Hillview Avenue

Palo Alto, California 94304

(650) 846-1000

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Vivek Y. Ranadivé

President and Chief Executive Officer

TIBCO Software Inc.

3303 Hillview Avenue

Palo Alto, California 94304

(650) 846-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini, Esq. Brian C. Erb, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Jeffrey J. Weinberg, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 23, 2003

60,000,000 Shares

TIBCO Software Inc.

Common Stock

All of the shares of common stock offered by this prospectus relate to the sale from time to time by an affiliate of Reuters Group PLC who owns approximately 104 million shares, or 49%, of our issued and outstanding common stock (referred to herein as “Reuters” or the “selling stockholder”). TIBCO Software Inc. will not receive any of the proceeds from the sale of these shares. The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares at the time of sale or through negotiated transactions with third parties.

The registration statement of which this prospectus is a part permits the selling stockholder to sell the shares from time to time in the public market. The selling stockholder may sell the common stock through ordinary broker transactions, directly to market makers of our shares, directly to third parties, through underwriters in public offerings, or through other means described in the section entitled “Plan of Distribution” beginning on page 15.

Our common stock is quoted on the Nasdaq Stock Market under the symbol “TIBX.” The last reported sale price for our common stock on December 19, 2003 was $6.88 per share.

Investing in our common stock involves risks. See the section entitled “ Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated December     , 2003.

TIBCO SOFTWARE INC.

Our Business

Our suite of business integration software solutions makes us a leading enabler of real-time business. We use the term “real-time business” to refer to those companies that use current information in their businesses to execute their critical business processes. Our business integration solutions, business optimization solutions and services give businesses the ability to connect and coordinate their applications, employees, partners and customers, and then better monitor, analyze, understand, and modify the business activities that span those systems and people so they can better respond to problems and opportunities. Our products do this by enabling computer systems to interact with each other in real-time, automating processes that span those systems, and by giving people the ability to monitor and interact with information and processes.

Our products can make corporate assets such as applications and databases more effective and valuable by tying them together with a common framework and coordinating the interactions between them. Our products can help lower IT costs by enabling companies to more quickly and easily create, manage and modify interactions. Our products can help make companies more efficient by automating routine processes to allow their employees to focus their efforts on managing exceptional problems and opportunities. Our products can give managers and executives the information they need to identify and understand both the strengths and weaknesses of their business and external factors that shape their business, along with the ability to quickly reallocate their assets or adapt their operations to fix the problem or capitalize on the opportunity.

Our products are currently licensed by approximately 2,100 companies worldwide in diverse industries such as telecommunications, retail, healthcare, manufacturing, energy, transportation, logistics, financial services, government and insurance. We sell our products through a direct sales force and through alliances with leading software vendors and systems integrators.

In October 2003, we entered into a new commercial agreement with Reuters relating to the licensing, distribution and maintenance of our products. Also in October 2003, we entered into a registration and repurchase agreement with Reuters, pursuant to which we agreed to file the registration statement of which this prospectus is a part to register a portion of the common stock of our company held by Reuters for resale in the public market and to repurchase a portion of the shares of common stock held by Reuters in connection with certain sales of shares by Reuters. These agreements were the result of lengthy negotiations between Reuters and us and, because of Reuters’ relationship with us and its influence over our business, were approved by a special committee of our Board of Directors comprised solely of independent and disinterested directors.

Our Corporate Information

Our principal offices are located at 3303 Hillview Avenue, Palo Alto, California 94304, our telephone number is (650) 846-1000 and our website can be accessed at http://www.tibco.com. Information contained in our website does not constitute part of this prospectus. References in this prospectus to TIBCO Software Inc. include its subsidiaries unless the context requires otherwise.

RISK FACTORS

An investment in TIBCO common stock involves a high degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase TIBCO’s common stock. The risks set out below are the material risks to our business and to an investment in our common stock of which we are currently aware. If any of the following risks occur, our business, financial condition and results of operations could be harmed. In such case, the trading price of the common stock could decline, and you may lose all or part of your investment.

We have a history of losses, we may incur future losses, and if we are unable to sustain profitability our business will suffer and our stock price may decline.

We may not be able to achieve revenue or earnings growth or obtain sufficient revenue to achieve and sustain profitability. While we achieved a modest profit for the nine months ended August 31, 2003, we incurred net losses of approximately $94.6 million and $13.2 million in fiscal 2002 and 2001, respectively. As of

August 31, 2003, we had an accumulated deficit of approximately $166.1 million.

We have invested significantly in building our sales and marketing organization and in our technology research and development. We expect to continue to spend financial and other resources on developing and introducing enhancements to our existing and new software products and our direct sales and marketing activities. As a result, we need to generate significant revenue to achieve and maintain profitability. In addition, we believe that we must continue to dedicate a significant amount of our resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years.

Our future revenue is unpredictable and we expect our quarterly operating results to fluctuate, which may cause our stock price to decline.

Period-to-period comparisons of our operating results may not be a good indication of our future performance. Moreover, our operating results in some quarters have not in the past, and may not in the future, meet the expectations of stock market analysts and investors. This has in the past and may in the future cause our stock price to decline. As a result of our limited operating history and the evolving nature of the markets in which we compete, we have difficulty accurately forecasting our revenue in any given period. In addition to the factors discussed elsewhere in this section, a number of factors may cause our revenue to fall short of our expectations or cause fluctuations in our operating results, including:

•	the announcement or introduction of new or enhanced products or services by our competitors;

•	the relatively long sales cycles for many of our products;

•	the tendency of some of our customers to wait until the end of a fiscal quarter or our fiscal year in the hope of obtaining more favorable terms;

•	the timing of our new products or product enhancements or any delays in such introductions;

•	the delay or deferral of customer implementations of our products;

•	changes in customer budgets and decision making process that could affect both the timing and size of any transaction;

•	the amount and timing of operating costs and capital expenditures relating to the expansion of our operations; and

•	changes in local, national and international regulatory requirements.

Our business is subject to seasonal variations which make quarter-to-quarter comparisons difficult.

Our business is subject to variations throughout the year due to seasonal factors in the U.S. and worldwide. These factors include fewer selling days in Europe during the summer vacation season and the impact of the holidays and a slow down in capital expenditures by our customers during our first fiscal quarter. These factors typically result in lower sales activity in our first and third fiscal quarters compared to the rest of the year and make quarter-to-quarter comparisons of our operating results less meaningful.

The loss of any current customer, including Reuters which accounted for 9.0% of our revenues in fiscal 2002, could harm our business and cause our stock price to decline.

We do not have long-term sales contracts with any of our customers. There can be no assurance that any of our customers, including Reuters, will continue to purchase our products in the future. As a result, a customer that generates substantial revenue for us in one period may not be a source of revenue in subsequent periods. Sales to Reuters, a related party, accounted for 9.0% of our total revenue in fiscal 2002 and 12.2% of total revenue for the nine months ended August 31, 2003.

Our new licensing, distribution and maintenance agreement with Reuters more fully described below places certain limitations on our ability to conduct our business and involves various execution risks to our business.

In October 2003, we entered into a new agreement with Reuters relating to the licensing, distribution and maintenance of Reuters’ products. Prior to such time, we were restricted from selling our products to customers in the financial services market. Pursuant to the terms of the new agreement with Reuters, we are now permitted to market and sell our products, other than risk management and market data distribution products, directly and through third party resellers (other than four specified resellers) to customers in the financial services market. Reuters is phasing-out its role as a general reseller of our products through March 2005, at which time Reuters’ distribution rights will terminate. Between now and March 2005, Reuters will continue to have a non-exclusive right to distribute our products in connection with certain project implementations for a limited number of its existing customers and for pre-existing customer leads. After such time, Reuters may continue to internally use and embed our products in its solutions. Consequently, our revenue from the financial services market will be dependent upon our ability to directly market and sell our products in such market or indirectly with resellers other than Reuters.

Reuters’ obligation to pay us minimum guaranteed distribution fees terminates in March 2005. Any distribution fees from Reuters beyond these guaranteed minimums would be dependent on Reuters’ success in marketing and selling our products in the financial services market. We believe that Reuters may choose to devote their sales and marketing resources toward developing other aspects of their business and accordingly may not devote sufficient resources to effectively market and sell our products. There can be no assurances that we will be successful in generating enough revenue from financial services market customers to replace these minimum guaranteed payments after such time. Any inability on our part to replace the minimum guaranteed revenues from Reuters would adversely affect our business and operating results.

Neither Reuters nor any third-party reseller or distributor has any contractual obligation to distribute minimum quantities of our products. Reuters and other distributors may choose not to market and sell our products or may elect to sell competitive third-party products, either of which may adversely affect our market share and revenue.

Pursuant to the new agreement with Reuters, Reuters has agreed to transition maintenance and support of our products for its customers, as well as the associated revenues, to us beginning immediately. As a result, we will be required to begin providing maintenance and support services directly to Reuters’ former customers in the fourth quarter of fiscal 2003. If our support organization experiences an unexpected burden as a result of this transition, we may be unable to provide maintenance and support services in accordance with our current plans or customer expectations, which could have a negative impact on our customer relationships. While we have no current plans to significantly expand our support organization, we may be compelled to do so to maintain these customer relationships. Moreover, we expect service and maintenance revenue and associated costs to increase as a result of our assumption of Reuters’ contracts and the development of our direct sales organization for the financial services market in the fourth quarter of fiscal 2003 and through at least fiscal 2004. To the extent, as a result of our increased service and maintenance obligations, our cost of revenue increases faster than our service and maintenance revenue, our gross margins will be adversely affected.

Under our new agreement with Reuters, we are no longer prohibited from selling our products and providing consulting services directly to companies in the financial services market, however we are restricted from directly selling risk management and market data distribution products in such markets through May 2008. While we currently do not offer any risk management and market data distribution solutions as part of our product offerings, if we were to develop any such products, we would have to rely on Reuters to sell those products in the financial services market until these restrictions end. Reuters is not required to help us sell any of these products in those markets and there can be no assurance that Reuters would choose to sell our products over products of our competitors.

Our license agreement with Reuters also imposes certain practical restrictions on our ability to acquire companies in certain business segments. The license agreement places no specific restrictions on our ability to acquire companies with less than half of their business in the sale of risk management and market data distribution products into the financial services market and to continue such business. However, under the terms of the license agreement, if we acquire companies which derive more than half of their revenues from the sale of risk management and market data distribution products into the financial services market, or if we combine our technology with any acquired company’s risk management or market data distribution products and services for the financial services market, then the acquired company’s risk management or market data distribution solutions would become subject to our restrictions on selling risk management and market data distribution solutions to the financial services market until May 2008. This prohibition could prevent us from realizing potential synergies with companies we acquire or from pursuing acquisitions that could benefit our business.

Our business may be harmed if Reuters uses the technology we license from it to compete with us or grants licenses to such technology to others who use it to compete with us.

We license from Reuters the intellectual property that was incorporated into early versions of some of our software products. We do not own this licensed technology. Because Reuters has access to intellectual property used in our products, it could use this intellectual property to compete with us. Reuters is not restricted from using the licensed technology it has licensed to us to produce products that compete with our products, and it can grant limited licenses to the licensed technology to others who may compete with us. In addition, we must license to Reuters all of the products, and the source code for certain products, we create through December 2011. This may place Reuters in a position to more easily develop products that compete with ours.

Reuters’ ownership of approximately 49% of our stock and the terms of our stockholders agreement with Reuters give Reuters significant control over our business, and their actions may not necessarily be in the best interests of all of our stockholders.

Pursuant to the terms of our stockholders agreement with Reuters and certain other stockholders, Reuters has a consent right with respect to certain fundamental decisions, including issuances by us of specified amounts of stock, acquisitions and other significant transactions, has additional rights with respect to board representation and registration of its TIBCO shares, and has certain financial information and inspection rights. Accordingly, Reuters is able to exert a substantial amount of control over certain business activities of our Company. The size of our board is currently set at nine members. As of the date of this prospectus, we have five directors serving on our board. Reuters has the right to nominate three directors for election to our board until such time as its stock ownership drops below 40%; however, today, only one member of our board is a Reuters’ representative. If Reuters’ stock ownership drops below 40%, Reuters will have the right to nominate two directors to our board until such time as its stock ownership is less than 25% and will have the right to nominate one director until its stock ownership is less than 10%. If Reuters were to sell all of the stock offered hereby and we repurchase from Reuters the maximum number of stock subject to our repurchase commitment, Reuters’ right to nominate directors to our board of directors would be reduced from three to one.

The slowdown in the growth of the market for infrastructure software has caused our revenue to decline in recent periods and could cause our revenue or results of operations to fall below expectations in the future.

The market for infrastructure software is relatively new and evolving. We earn a substantial portion of our revenue from sales of our infrastructure software, including application integration software and related services. We expect to earn substantially all of our revenue in the foreseeable future from sales of these products and services. Our future financial performance will depend on continued growth in the number of organizations demanding software and services for application integration and information delivery and companies seeking outside vendors to develop, manage and maintain this software for their critical applications. A weakening United States and global economy, which has had a disproportionate impact on information technology spending by businesses, has led to a reduction in sales in a number of recent quarters and may continue to do so in the future. Many of our potential customers have made significant investments in internally developed systems and would incur significant costs in switching to third-party products, which may substantially inhibit the growth of the market for infrastructure software. If the market fails to grow, or grows more slowly than we expect, our sales will be adversely affected. There can be no assurance that when the economy revives and companies begin to make investments in information technology and infrastructure software that revenues will grow at the same pace.

Any losses we incur as a result of our exposure to the credit risk of our customers could harm our results of operations.

Most of our licenses are on an “open credit” basis, with payment terms generally of 30 days in the United States, and, because of local customs or conditions, longer in some markets outside the United States. We monitor individual customer payment capability in granting such open credit arrangements, seek to limit credit to amounts we believe the customers can pay, and maintain reserves we believe are adequate to cover exposure for doubtful accounts.

Because of the current slowdown in the global economy, our exposure to credit risks has increased. There can be no assurance that, should economic conditions not improve, additional losses will not be incurred and that such losses will not be material or exceed our reserves. Although these losses have not been material to date, future losses, if incurred, could harm our business and have a material adverse effect on our business, operating results and financial condition.

Our past or future acquisitions may result in us incurring unanticipated expenses, encountering difficulty in integrating our operations, diluting our stockholders or incurring additional debt.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands, and competitive pressures. We have in the past and may in the future acquire complementary businesses, products or technologies. In this regard, we acquired the businesses of Talarian Corporation in 2002, Praja, Inc. in 2002, Extensibility, Inc. in 2000 and InConcert, Inc. in 1999. We do not know if we will be able to complete any acquisition or that we will be able to successfully integrate any acquired business, operate it profitably, or retain its key employees. Integrating any newly acquired business, product or technology could be expensive and time-consuming, could disrupt our ongoing business and could distract our management. For example, in connection with our largest acquisition (Talarian), we incurred acquisition liabilities of approximately $8.4 million related to severance and facilities restructuring. We may face competition for acquisition targets from larger and more established companies with greater financial resources. In addition, in order to finance any acquisition, we might need to raise additional funds through public or private financings. In that event, we could be forced to obtain equity or debt financing on terms that are not favorable to us and, in the case of equity financing, that results in dilution to our stockholders. Moreover, the terms of existing loan agreements may prohibit certain acquisitions or may place limits on our ability to incur additional indebtedness or issue additional equity securities to finance acquisitions. If we are unable to integrate any newly acquired entity, products or technology effectively, our business, financial condition and operating results would suffer. In addition, any amortization or impairment of acquired intangible assets, stock-based compensation or other charges resulting from the costs of acquisitions could harm our operating results.

Our stock price may be volatile, which could cause investors to lose all or part of their investments in our stock.

The stock market in general, and the stock prices of technology companies in particular, have experienced volatility which has often been unrelated to the operating performance of any particular company or companies. During fiscal 2003, for example, our stock price fluctuated between a high of $8.10 and a low of $3.92. If market or industry-based fluctuations continue, our stock price could decline in the future regardless of our actual operating performance and investors could lose all or part of their investments.

Sales of our stock by Reuters could negatively impact our stock price and may expose us to other risks and uncertainties.

Sales of substantial amounts of common stock by Reuters pursuant to the registration statement of which this prospectus is a part or otherwise, or by persons currently holding shares of our common stock that have not been previously sold to the public, could cause our stock price to decline. In this regard, Reuters and certain other stockholders who currently hold in the aggregate approximately 32% of our outstanding common stock (assuming the sale of all of the shares which may be sold by Reuters hereby) have certain rights to require us to register for resale on the public markets their shares of common stock. In addition, sales of a substantial amount of our stock to a single purchaser or group of purchasers, or the reduction in concentration of ownership resulting from any sales by Reuters, may make our Company more vulnerable to an unsolicited takeover attempt.

We have in the past incurred significant expenses in both hiring new employees and reducing our headcount in response to changing market conditions, and the volatile nature of our industry makes it likely that we will continue to expend significant resources in managing our operations.

Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We have increased the scope of our operations both domestically and internationally. We must successfully integrate new employees into our operations and generate sufficient revenues to justify the costs associated with these employees. If we fail to successfully integrate employees or to generate the revenue necessary to offset employee-related expenses, we may be forced to reduce our headcount, which would force us to incur significant expenses and would harm our business and operating results. For example, in response to changing market conditions, in fiscal 2001 and 2002, we recorded restructuring charges totaling $70.5 million, including $66.0 million related to abandoned and other facilities and $4.5 million related to a reduction of our headcount by approximately 235 employees. During the first three quarters of fiscal 2003, we recorded an additional restructuring charge of $1.1 million related to a reduction of our headcount by approximately 44 employees. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and continue to train and manage our workforce worldwide. Furthermore, we expect that we will be required to manage an increasing number of relationships with various customers and other third parties. Failure to control costs in any of the foregoing areas efficiently and effectively could interfere with the growth of our business as a whole.

The outcome of litigation pending against us could require us to expend significant resources and could harm our business and financial resources.

We, certain of our directors and officers and certain investment bank underwriters have been named in a putative class action for violation of the federal securities laws in the U.S. District Court for the Southern District of New York, captioned “In re TIBCO Software Inc. Initial Public Offering Securities Litigation.” This is one of the number of cases challenging underwriting practices in the initial public offerings (IPOs) of more than 300 companies, which have been coordinated for pretrial proceedings as “In re Initial Public Offering Securities Litigation.” Plaintiffs generally allege that the underwriters engaged in undisclosed and improper underwriting activities, namely the receipt of excessive brokerage commissions and customer agreements regarding post-offering purchases of stock in exchange for allocations of IPO shares. Plaintiffs also allege that various investment bank securities analysts issued false and misleading analyst reports. The complaint against us claims that the purported improper underwriting activities were not disclosed in the registration statements for our IPO and secondary public offering and seeks unspecified damages on behalf of a purported class of persons who purchased our securities or sold put options during the time period from July 13, 1999 to December 6, 2000.

A lawsuit with similar allegations of undisclosed improper underwriting practices, and part of the same coordinated proceedings, is pending against Talarian Corporation (“Talarian”), which we acquired in 2002. That action is captioned “In re Talarian Corp. Initial Public Offering Securities Litigation.” The complaint against Talarian, certain of its underwriters, and certain of its former directors and officers claims that the purported improper underwriting activities were not disclosed in the registration statement for Talarian’s IPO and seeks unspecified damages on behalf of a purported class of persons who purchased Talarian securities during the time period from July 20, 2000 to December 6, 2000.

A proposal to settle the claims against all of the issuers and individual defendants in the coordinated litigation was conditionally accepted by us and Talarian on June 20, 2003. The completion of the settlement is subject to a number of conditions, including Court approval. Under the settlement, the plaintiffs will dismiss and release all claims against participating defendants in exchange for a contingent payment guaranty by the insurance companies collectively responsible for insuring the issuers in the action, and the assignment or surrender to the plaintiffs of certain claims the issuer defendants may have against the underwriters. Under the guaranty, the insurers will be required to pay an amount equal to $1.0 billion less any amounts ultimately collected by the plaintiffs from the underwriter defendants in all the cases. Unlike most of the defendant issuers’ insurance policies, including ours, Talarian’s policy contains a specific self-insured retention in the amount of $500,000 for IPO “laddering” claims, including those alleged in this matter. Thus, under the proposed settlement, if any payment is required under the insurers’ guaranty, Talarian would be responsible for paying its pro rata share of the shortfall, up to $500,000 of the self-insured retention remaining under its policy.

The uncertainty associated with substantial unresolved lawsuits could harm our business, financial condition and reputation. The defense of the lawsuits could result in the diversion of our management’s time and attention away from business operations, which could harm our business. Negative developments with respect to the lawsuits could cause our stock price to decline. In addition, although we are unable to determine the amount, if any, that we may be required to pay in connection with the resolution of the lawsuits by settlement or otherwise, any such payment could seriously harm our financial condition and liquidity.

If we do not retain our key management personnel and attract and retain other highly skilled employees, we may not be able to execute our business strategy effectively.

If we fail to retain and recruit key management and other skilled employees, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. The success of our business is heavily dependent on the leadership of our key management personnel, including Vivek Ranadivé, our President and Chief Executive Officer. All of our executive officers and key personnel are employees at-will. We have experienced changes in our management organization over the past several years. If we are unsuccessful in implementing our new management organization, our business would be harmed. In addition, provisions of the recently enacted Sarbanes-Oxley Act of 2002 and related rules proposed by the SEC and Nasdaq impose heightened personal liability on some of our key management personnel. The threat of such liability could make it more difficult to identify and hire highly-skilled management personnel.

Our success also depends on our ability to recruit, retain and motivate highly skilled sales, marketing and engineering personnel. Competition for these people in the software industries is intense, and we may not be able to successfully recruit, train or retain qualified personnel. In addition, we have experienced turnover in our marketing and sales management. Although we have recently recruited a new Executive Vice President of Global Sales, there can be no assurance that we will be successful in our retention and training efforts.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We cannot be certain that our products do not infringe issued patents or other intellectual property rights of others. In addition, because patent applications in the United States are not publicly disclosed until a patent is issued, applications covering technology used in our software products may have been filed without our knowledge. We may be subject to legal proceedings and claims from time to time, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming and could divert our management’s attention away from running our business and seriously harm our business. If we were to discover that our products violated the intellectual property rights of others, we would have to obtain licenses from these parties in order to continue marketing our products without substantial reengineering. We might not be able to obtain the necessary licenses on acceptable terms or at all, and if we could not obtain such licenses, we might not be able to reengineer our products successfully or in a timely fashion. If we fail to address any infringement issues successfully, we would be forced to incur significant costs, including damages and potentially satisfying indemnification obligations that we have with our customers, and we could be prevented from selling certain of our products.

Our intellectual property or proprietary rights could be misappropriated, which could force us to become involved in expensive and time-consuming litigation.

We regard our copyrights, service marks, trademarks, trade secrets, licensed patents and similar intellectual property as critical to our success. Any misappropriation of our proprietary information by third parties could harm our business, financial condition and operating results. In addition, the laws of some countries do not provide the same level of protection of our proprietary information as do the laws of the United States. If our proprietary information were misappropriated, we might have to engage in litigation to protect it. In this regard, we have recently initiated two lawsuits against certain third parties seeking to prevent these third parties from continuing certain practices we believe violate our intellectual property rights. We might not succeed in protecting our proprietary information in any pending lawsuit or if we initiate additional intellectual property litigation, and, in any event, such litigation is expensive and time-consuming, could divert our management’s attention away from running our business and could seriously harm our business.

We must overcome significant competition in order to succeed.

The market for our products and services is extremely competitive and subject to rapid change. We compete with various providers of enterprise application integration solutions, including webMethods and SeeBeyond. We also compete with various providers of webservices such as Microsoft, BEA and IBM. We believe that of these companies, IBM has the potential to offer the most complete set of products for enterprise application integration. We also face competition for certain aspects of our product and service offerings from major systems integrators. We expect additional competition from other established and emerging companies.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets or competition may intensify and harm our business and operating results. If we are not successful in developing enhancements to existing products and new products in a timely manner, achieving customer acceptance or generating higher average selling prices, our gross margins may decline, and our business and operating results may suffer.

Market acceptance of new platforms and web services standards may require us to undergo the expense of developing and maintaining compatible product lines.

Our software products can be licensed for use with a variety of platforms. There may be future or existing platforms that achieve popularity in the marketplace which may not be architecturally compatible with our software products. In addition, the effort and expense of developing, testing and maintaining software products will increase as more platforms achieve market acceptance within our target markets. Moreover, future or existing user interfaces that achieve popularity within the enterprise application integration marketplace may not be compatible with our current software products. If we are unable to achieve market acceptance of our software products or adapt to new platforms, our sales and revenues will be adversely affected.

Developing and maintaining different software products could place a significant strain on our resources and software product release schedules, which could harm our revenue and financial condition. If we are not able to develop software for accepted platforms or fail to adopt webservice standards, our license and service revenues and our gross margins could be adversely affected. In addition, if the platforms we have developed software for are not accepted, our license and service revenues and our gross margins could be adversely affected.

Recently enacted and proposed regulatory changes may cause us to incur increased costs, limit our ability to obtain director and officer liability insurance and make it more difficult for us to attract and retain qualified officers and directors.

Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the SEC and Nasdaq, may cause us to incur increased costs as we evaluate the implications of new rules and respond to new requirements. The new rules could make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, or as executive officers. We are presently evaluating and monitoring developments with respect to these new and proposed rules, and we cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

If we are required to treat employee stock option and employee stock purchase plans as a compensation expense, it could significantly reduce our net income and earnings per share.

There has been ongoing public debate whether employee stock option and employee stock purchase plans shares should be treated as a compensation expense and, if so, how to properly value such charges. If we elected or were required to record an expense for our stock-based compensation plans using the fair value method, we could have significant accounting charges. For example in fiscal year 2002, had we accounted for stock-based compensation plans as a compensation expense, annual earnings per share would have been reduced by $0.53 per share. Although we are not currently required to record any compensation expense using the fair value method in connection with option grants that have an exercise price at or above fair market value and for shares issued under our employee stock purchase plan, it is possible that future laws or regulations will require us to treat all stock-based compensation as a compensation expense using the fair value method.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends” and similar expressions to identify these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, as well as assumptions, that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause actual results to differ include, but are not limited to, those discussed in the section entitled “Risk Factors” elsewhere in this prospectus. Readers are cautioned not to place undue reliance on any forward-looking statements contained herein, which reflect management’s opinions only as of the date hereof. Except as required by law, TIBCO undertakes no obligation to revise or publicly release the results of any revision to any forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares. All proceeds from the sale of TIBCO common stock pursuant to this prospectus will be made for the account of the selling stockholder, as described below.

SELLING STOCKHOLDER

The following table sets forth information with respect to the number of shares of TIBCO common stock owned by the selling stockholder and as adjusted to give effect to the sale of the shares which may be offered pursuant to this prospectus. The table does not give effect to any shares we may be required to repurchase from Reuters pursuant to the Registration and Repurchase Agreement described below. The information in the table below is current as of October 7, 2003. The shares described in this prospectus are being registered to permit public secondary trading of the shares, and the selling stockholder may offer the shares for resale from time to time.

There can be no assurance that the selling stockholder will sell any or all of the shares of TIBCO common stock offered hereunder.

	Number of Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After the Offering(3)
Name of Selling Stockholder	Number(1)	Percentage(2)		Number	Percentage(2)
Reuters Nederland B.V.	104,080,937	48.8%	60,000,000	44,080,937	20.6%

(1)	The number of shares beneficially owned by the selling stockholder includes shares subject to stock options under a 1997 stock option plan in which Reuters granted options to purchase shares of TIBCO common stock to certain of its employees. When these options are exercised, Reuters sells shares of TIBCO common stock to the employee exercising the options and the number of shares beneficially owned by Reuters is correspondingly reduced. Of the shares beneficially owned by the selling stockholder, approximately 2,600,000 remain subject to such options. This number also includes 776,668 stock options exercisable within 60 days of October 7, 2003.
(2)	Calculated pursuant to Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended (referred to herein as the “Exchange Act”), based on 212,719,463 shares of common stock outstanding on October 7, 2003.
(3)	The number of shares beneficially owned by the selling stockholder after the offering assumes disposition by the selling stockholder of all the shares of TIBCO common stock which may be offered. If the selling stockholder disposes of all of the shares of TIBCO common stock which may be offered and we are required to repurchase from Reuters $115,000,000 of common stock pursuant to the Registration and Repurchase Agreement, assuming we repurchase the shares at $6.88 per share, the last reported sale price for our common stock on December 19, 2003, the number of shares beneficially owned by Reuters after the offering and the repurchase would be 27,365,821 shares, representing approximately 13.9% of our outstanding common stock.

In addition to sales pursuant to this prospectus, the selling stockholder may sell, transfer or otherwise dispose of all or a portion of the shares owned by it in a transaction or a series of transactions exempt from the registration requirements of the Securities Act of 1933, as amended (referred to herein as the “Securities Act”), including transactions pursuant to Rule 144 under the Securities Act.

We are the successor to a portion of the business of Teknekron Software Systems, Inc. Teknekron was acquired by Reuters in 1994. In January 1997, we were established as an entity separate from Teknekron. In connection with our establishment as a separate entity, Reuters transferred to us certain assets and liabilities related to its business and granted to it a royalty-free license to the intellectual property from which some of its products originated. Reuters also assigned to us at that time certain related license and service contracts. The shares being offered by the selling stockholder were acquired at this time in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof.

Reuters has been the primary distributor of our products to customers in the financial services market since 1997. As of the date of this prospectus, Reuters owned approximately 49% of our outstanding capital stock and nominated one member of our Board of Directors. Through the third quarter of fiscal 2003, we had a license, distribution and maintenance agreement with Reuters pursuant to which Reuters was paying us certain minimum guaranteed distribution fees related to sales of our products to financial services market customers. Reuters’ obligations with respect to these minimum guaranteed distribution fees were to expire at the end of calendar 2003. Under our previous commercial agreement with Reuters, we were restricted from selling our products and providing consulting services directly to companies in the financial services market, except in limited circumstances. Accordingly, to date we have relied on Reuters and, to a lesser extent, other third-party resellers and distributors to sell our products to financial services market customers. In the past, when we did sell our products to financial services market customers other than through Reuters or when we resold Reuters’ products and services, we were required to pay certain fees to Reuters.

In October 2003, we entered into a new commercial agreement with Reuters relating to the licensing, distribution and maintenance of our products that replaced our original commercial agreement with Reuters described above. Pursuant to this new agreement, Reuters will continue to act as a non-exclusive reseller of our products to certain specified customers in the financial services market until March 2005. Reuters may also continue to use our products internally and embed them into its solutions. We will now have the right to market and sell our products, other than risk management and market data distribution products, directly and through third party resellers (other than four specified resellers) to customers in the financial services market. The limitations on our ability to sell risk management and market data distribution products to financial services customers and to resell through the specified resellers will expire in May 2008. Reuters has agreed to continue to pay us minimum guaranteed fees in the amount of $5 million per quarter through March 2005. The quarterly minimum guaranteed fees will be reduced by an amount equal to 10% of the license and maintenance revenues from our sales to financial services companies (or, in the case of customers transitioned to us by Reuters, 40% of our maintenance revenues from such customers for up to one year after effectiveness of the agreement). Furthermore, Reuters has agreed to transition maintenance and support of our products for its customers, as well as associated revenues, to us beginning immediately. As a result, we will be required to begin providing maintenance and support services directly to Reuters’ former customers in the fourth quarter of fiscal 2003. In addition to acting as a reseller of our products in the financial services market, Reuters will be eligible to receive certain fees for customers referred to us, depending upon the level of assistance Reuters provides in supporting the sale.

In addition, we are party to a stockholders agreement with Reuters, Cisco Systems, Mayfield and Vivek Ranadivé, our President and Chief Executive Officer, pursuant to which Reuters has a consent right with respect to certain fundamental decisions, including issuances by us of specified amounts of stock, acquisitions and other significant transactions, has additional rights with respect to board representation and registration of certain TIBCO shares, and has certain financial information and inspection rights. Specifically, Reuters has the right to nominate three directors for election to our board of directors; however, today only one member of our board is a Reuters’ representative. Reuters’ consent right with respect to fundamental decisions will terminate at such time as Reuters ownership interest in TIBCO falls below 30%. Reuters’ board representation rights and information and inspection rights also terminate at various times when Reuters’ ownership interest falls below certain levels. If Reuters were to sell all of the shares offered hereby and we repurchase from Reuters the maximum number of shares subject to our repurchase commitment pursuant to the Registration and Repurchase Agreement, Reuters’ consent right with respect to fundamental decisions will terminate, Reuters would be entitled to nominate one director for election to our board of directors and Reuters’ financial information and inspection rights would terminate.

In October 2003, we also entered into a Registration and Repurchase Agreement with Reuters pursuant to which we agreed to file the registration statement of which this prospectus is a part to register shares of TIBCO common stock held by Reuters for resale to the public market over a period of up to 12 months (which may be extended in certain circumstances, but not later than June 30, 2005). In addition, should Reuters resell more than $100 million of common stock in a single transaction, we have agreed to repurchase an equal amount of common stock from Reuters at the same price which the shares are sold to the public, up to a maximum of $115 million. Reuters has agreed to pay certain expenses incurred in connection with the registration and repurchase, including certain of our expenses subject to certain limits. Reuters may assign its rights under the Registration and Repurchase Agreement to any affiliate of Reuters that holds shares of TIBCO common stock. The Registration and Repurchase Agreement includes certain indemnification arrangements with Reuters. Reuters’ additional rights with respect to registration of its shares of our common stock, board representation and approval rights with respect to certain fundamental corporate decisions by us pursuant to the stockholders agreement remain unchanged.

PLAN OF DISTRIBUTION

The shares offered hereby may be sold from time to time directly by the selling stockholder or, alternatively, through underwriters, broker-dealers or agents. The shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions (which may involve crosses or block transactions in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction) (i) on any national securities exchange or U.S. inter-dealer quotation system of a registered national securities association on which the shares may be listed or quoted at the time of sale, (ii) in the over-the-counter market, (iii) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, or (iv) “at the market” to or through market makers or into an existing market for the shares. The selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholder or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Some or all of the shares covered by this prospectus may be sold to or through an underwriter or underwriters. Any shares sold in that manner will be acquired by the underwriters for their own accounts and may be resold at different times in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The shares may be offered to the public through underwriting syndicates represented by one or more managing underwriters or may be offered to the public directly by one or more underwriters. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed at different times. Under agreements which may be entered into by the selling stockholders and TIBCO, underwriters who participate in the distribution of the shares may be entitled to indemnification by the selling stockholders and TIBCO against certain liabilities, including liabilities under the Securities Act. Some of the underwriters or agents and their associates may be customers of, engage in transactions with and perform services for us or the selling stockholder in the ordinary course of business.

If required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

The aggregate proceeds to the selling stockholder from the sale of the shares will be the purchase price of the common stock sold less any underwriters’ discounts and commissions or agents’ commissions and other expenses of issuance and distribution to be borne by Reuters.

The specific number of shares of common stock to be sold, purchase price, public offering price, the names of any agent, dealer or underwriter, and any applicable commission or discount and other terms constituting compensation from the selling stockholder and any other required information with respect to a particular offering will be set forth in an accompanying prospectus supplement. We will make copies of this prospectus available to the selling stockholder and have informed the selling stockholder of the need for delivery of copies of this prospectus to purchasers at or before the time of any sale of the shares.

The selling stockholder has agreed to bear the expenses of the registration of the shares of common stock under the federal and state securities laws and of any offering and sale hereunder including printing expenses and fees and expenses of Reuters’ and TIBCO’s counsel and accountants, subject to certain agreed limits. The amount of TIBCO’s fees and expenses that Reuters will pay in connection with any specific offering will be set forth in the applicable prospectus supplement related to such offering.

The Registration and Repurchase Agreement provides that we will indemnify the selling stockholder and any underwriter against certain liabilities, including liabilities under the Securities Act, and that the selling stockholder will indemnify us and any underwriter against certain liabilities, including liabilities under the Securities Act.

Pursuant to the Registration and Repurchase Agreement, Reuters has agreed not to sell the shares under certain circumstances and for periods of time as designated by TIBCO according to the terms of the Registration and Repurchase Agreement. We may release Reuters and its transferees from these restrictions at any time without public notice.

WHERE YOU CAN FIND MORE INFORMATION

The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, without charge, upon written or oral request.

Requests for documents should be directed to:

TIBCO Software Inc.

Attention: Investor Relations

3303 Hillview Avenue

Palo Alto, CA 94304

(650) 846-1000

We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference room maintained by the Securities and Exchange Commission at:

Judiciary Plaza

Room 1024

450 Fifth Street, N.W.

Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Room of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy statements and other information regarding TIBCO. The address of the Securities and Exchange Commission Internet site is http://www.sec.gov. This information is also available on our website at http://www.tibco.com.

Reports, proxy statements and other information regarding us may also be inspected at:

The National Association of Securities Dealers

1735 K Street, N.W.

Washington, D.C. 20006

We have filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to the shares to be sold hereunder. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement is available for inspection and copying as set forth above.

DOCUMENTS INCORPORATED BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we have filed with the Securities and Exchange Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the completion of the offering shall be deemed incorporated by reference into this prospectus from the date of filing of those documents. We incorporate by reference the documents listed below, which have been filed with the Securities and Exchange Commission, into this prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended November 30, 2002 filed with the Securities and Exchange Commission on February 5, 2003;

•	Our Quarterly Report on Form 10-Q for the period ended February 28, 2003 filed with the Securities and Exchange Commission on April 10, 2003;

•	Our Quarterly Report on Form 10-Q for the period ended May 31, 2003 filed with the Securities and Exchange Commission on July 9, 2003;

•	Our Quarterly Report on Form 10-Q for the period ended August 31, 2003 filed with the Securities and Exchange Commission on October 14, 2003;

•	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 23, 2003; and

•	The description of our common stock from our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on July 1, 1999 and any amendment or report filed thereafter for the purpose of updating such description.

Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or any other subsequently filed document that is deemed to be incorporated herein by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or prospectus supplement. We have not authorized anyone to provide you with different information. The selling stockholder is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or prospectus supplement, if any, is accurate as of any date other than the date on the cover page of this prospectus or prospectus supplement.

LEGAL MATTERS

The validity of the issuance of shares of TIBCO common stock offered by this Prospectus will be passed upon for TIBCO by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from TIBCO Software Inc.’s Annual Report on Form 10-K for the year ended November 30, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given upon their authority as experts in auditing and accounting.

The consolidated financial statements of Talarian Corporation incorporated in this Prospectus by reference from TIBCO Software Inc.’s Current Report on Form 8-K dated December 23, 2003, have been so incorporated in reliance on the report of KPMG LLP, independent accountants, given upon their authority as experts in auditing and accounting.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS.

ITEM 16.	EXHIBITS

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Description

4.1(1)	Form of Registrant’s Common Stock certificate.

4.2(2)	Third Amended and Restated Stockholders Agreement dated as of July 13, 1999, among Reuters Nederland B.V., Reuters Limited, Cisco Systems, Inc., Mayfield IX, Mayfield Associates Fund III, Vivek Ranadivé and the Registrant.

4.3*	Registration and Repurchase Agreement dated October 7, 2003, between Reuters Limited and the Registrant.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1	Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in exhibit 5.1).

23.3	Consent of KPMG, LLP, Independent Accountants.

24.1*	Power of Attorney of certain directors and officers of the Registrant.

99.1*†	Second Amended and Restated License, Maintenance and Distribution Agreement dated as of October 1, 2003 between Reuters Limited and the Registrant.

*	Previously filed.
†	Confidential treatment has been requested for certain portions of this exhibit. An unredacted version of this exhibit has been filed separately with the Securities and Exchange Commission.
(1)	This exhibit is incorporated by reference to the Registrant’s Registration Statement File No. 333-78195, filed with the Securities and Exchange Commission on June 18, 1999.
(2)	This exhibit is incorporated by reference to the Registrant’s Registration Statement File No. 333-31358, filed with the Securities and Exchange Commission on February 29, 2000.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on December 23, 2003.

TIBCO SOFTWARE INC.

By:	/s/ VIVEK Y. RANADIVÉ

Name: Vivek Y. Ranadivé Title: President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ VIVEK Y. RANADIVÉ Vivek Y. Ranadivé	President, Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)	December 23, 2003

/s/ CHRISTOPHER G. O’MEARA Christopher G. O’Meara	Executive Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	December 23, 2003

* Marcia Gutierrez	Director of Accounting (Principal Accounting Officer)	December 23, 2003

* Naren Gupta	Director	December 23, 2003

* Peter Job	Director	December 23, 2003

* William A. Owens	Director	December 23, 2003

* Philip Wood	Director	December 23, 2003

*By:	/s/ CHRISTOPHER G. O’MEARA
Christopher G. O’Meara Attorney-in-Fact

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EXHIBIT INDEX

Exhibit Number		Description

4.1	(1)	Form of Registrant’s Common Stock certificate.

4.2	(2)	Third Amended and Restated Stockholders Agreement dated as of July 13, 1999, among Reuters Nederland B.V., Reuters Limited, Cisco Systems, Inc., Mayfield IX, Mayfield Associates Fund III, Vivek Ranadivé and the Registrant.

4.3	*	Registration and Repurchase Agreement dated October 7, 2003, between Reuters Limited and the Registrant.

5.1	*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1		Consent of PricewaterhouseCoopers LLP, Independent Accountants.

23.2	*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in exhibit 5.1).

23.3		Consent of KPMG, LLP, Independent Accountants.

24.1	*	Power of Attorney of certain directors and officers of the Registrant.

99.1	*†	Second Amended and Restated License, Maintenance and Distribution Agreement dated as of October 1, 2003 between Reuters Limited and the Registrant.

*	Previously filed.
†	Confidential treatment has been requested for certain portions of this exhibit. An unredacted version of this exhibit has been filed separately with the Securities and Exchange Commission.
(1)	This exhibit is incorporated by reference to the Registrant’s Registration Statement File No. 333-78195, filed with the Securities and Exchange Commission on June 18, 1999.
(2)	This exhibit is incorporated by reference to the Registrant’s Registration Statement File No. 333-31358, filed with the Securities and Exchange Commission on February 29, 2000.

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